FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number: 001-13240

Enel Generación Chile S.A.

(Translation of Registrant's Name into English)

Santa Rosa 76

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ] No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission

pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Generación Chile S.A.

Securities Registration Record N° 0114

Santiago, April 7, 2020

Ger. Gen. Nº 27 /2020

Mr. Joaquín Cortés Huerta

Chairman

Financial Market Commission

1449 Libertador Bernardo O’Higgins Ave.

Santiago, Chile

Ref.:      SIGNIFICANT EVENT

Dear Sir,

In accordance with articles 9 and 10, second subparagraph, of the Securities Market Law N° 18,045, and as established under General Norm No. 30 of the Commission, I hereby inform, as a significant event and duly authorized on behalf of Enel Generación Chile S.A., that the Board of Directors of the Company, in its meeting held March 30, 2020, as established by General Norm N° 435 and Circular N°1141 issued by the Financial Market Commission this past March 18, 2020, and regarding the measures to be taken as a consequence of the COVID-19 outbreak, known as Coronavirus, taking place in Chile, has agreed to use technological solutions in the upcoming Ordinary Shareholders´ Meeting of Enel Generación Chile to be held on April 28, 2020 at 12:00 pm (the “Meeting”), to allow individuals that are not able to be physically present where the Meeting is to take place, to vote remotely. Such authorization was granted by the Board subject to the following requirements to be verified by the administration of the Company.

In accordance with General Norm N° 435 referred to previously, the technological solution to be implemented will allow shareholders, who are not physically present at the shareholders meeting location, to participate and guarantee the identity of such shareholders, and also ensure the principle of simultaneousness or secrecy of the votes that are carried out in the Meeting. Today, the administration of the Company has determined that it is possible to implement a system that meets the requirements of current regulations and is compatible with the Company´s shareholders registry that is managed by DCV Registros S.A.

In the summons to the Meeting and in the following link: https://www.enel.cl/es/inversionistas/inversionistas-enel-generacion/junta-de-accionistas.html, it will be informed how to access remotely and the details of the operation of the system to be implemented. Also, shareholders will be informed in a timely manner on how to certify identity and certify voting rights, if applicable.

The Company´s shareholders are encouraged to contact DCV Registros S.A. at the following email: atencionaccionistas@dcv.cl and/or at the telephone number: +562 2393 9003, to update their contact information so as to facilitate participating remotely in the Meeting.

Notwithstanding all the above mentioned, and considering that the country is at this time in a constitutional state of exception identified as a catastrophe that was declared due to the COVID-19 pandemia, the Company believes that the health care of our people and our shareholders must prevail. Therefore, the Board of Directors has determined that both attendance, and development and voting at the Meeting are carried out remotely, for which the corresponding operational details will be duly communicated to the shareholders through the aforementioned website.

Sincerely,

Michele Siciliano

Chief Executive Officer

Enel Generación Chile S.A.

c.c.:    Banco Central de Chile (Central Bank of Chile)

           Bolsa de Comercio de Santiago (Santiago Stock Exchange)

           Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

           Banco Santander Santiago - Representantes Tenedores de Bonos (Bondholders Representative)

           Depósito Central de Valores (Central Securities Depositary)

           Comisión Clasificadora de Riesgos (Risk Rating Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Generación Chile S.A.

	By:	/s/ Raúl Arteaga E.
		Name:	Raúl Arteaga E.
		Title:	Chief Financial Officer

Date: April 8, 2020